Exhibit (a)(1)(D)

November 21, 2006

Dear Metrologic Option Holder:

As you may know, on September 12, 2006, Metrologic Instruments, Inc. (“Metrologic,” “we,” or “our”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Meteor Holding Corporation and Meteor Merger Corporation, pursuant to which Meteor Merger Corporation will merge with and into Metrologic (the “Merger”), with Metrologic continuing as the surviving corporation.

In connection with the Merger, Metrologic is offering to purchase your Metrologic options that were granted under the Metrologic Instruments, Inc. 1994 Incentive Plan (the “Eligible Options”), upon the terms and subject to the conditions set forth in the Offer to Purchase from Eligible Employees all Outstanding Eligible Options to Purchase Common Stock for Cash and the election form and other documents that accompany this letter (the “Offering Documents”). In this letter, we refer to the offer to purchase your Eligible Options as the “Option Purchase Program.”

Pursuant to the Option Purchase Program, Eligible Options that you elect to tender will be canceled at the effective time of the Merger in exchange for an amount in cash equal to, less any applicable tax withholdings, the aggregate “spread value” of all your Eligible Options, with the spread value for each Eligible Option being equal to the product of (x) the excess, if any, of U.S. $18.50 per share over the per share exercise price of such Eligible Option multiplied by (y) the number of shares of Metrologic common stock issuable upon exercise of such Eligible Option.

If you choose to tender any of your Eligible Options in this offer, you must agree to tender all Eligible Options that you hold. Partial tenders pursuant to this offer will not be accepted. If you are an Eligible Employee and you do not tender all of your Eligible Options, you will continue to hold all of your Eligible Options after completion of the Merger, in each case subject to the current terms and conditions of those options, including the adjustments to those options that would result from the completion of the Merger described in the Offering Documents. As a result of these adjustments, the number of shares of stock subject to the Eligible Options will decrease significantly and the exercise price will increase significantly. In addition, after the Merger, our common stock will no longer be quoted on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934. Accordingly, if you were to exercise your Eligible Options after the Merger, you would receive shares of Metrologic common stock that would be difficult to sell.

Please note that if you hold options to acquire Metrologic common stock that are not Eligible Options, you will receive additional information from Metrologic prior to the Merger regarding the treatment of those options in connection with the Merger. Options issued pursuant to Metrologic’s 2004 Equity Incentive Plan are not Eligible Options.

The Option Purchase Program is subject to the completion of the Merger described in the preliminary proxy statement available online at www.sec.gov. If the Merger is not completed, any elections made under the Option Purchase Program will be deemed ineffective and all Eligible Options will remain outstanding subject to their existing terms.

This letter, together with any other document relating to the Option Purchase Program, is personal to the intended recipient and may not be distributed to any other person.

You should read all of the materials relating to the Option Purchase Program carefully before deciding whether to participate, and should call Jacqueline Snider in the Legal Department at (856) 228-8100 with any questions.

Sincerely,

C. Harry Knowles